FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Ongoing Exploration Success at Mulatos Including Expanding High-Grade Mineralization at Puerto Del Aire and Intersecting Wide Intervals of Significant Gold Mineralization at Capulin Target
Toronto, Ontario (September 13, 2023) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from ongoing surface exploration drilling within the Mulatos District. Drilling continues to extend high-grade gold mineralization outside of Mineral Reserves and Resources at Puerto Del Aire (“PDA”). PDA is a higher-grade underground deposit adjacent to the Mulatos pit. Additionally, step-out drilling at the Capulin regional target continues to intersect wide intervals of significant gold mineralization. Capulin is located four kilometres (“km”) east of the Mulatos open pit.
Puerto Del Aire (“PDA”)
•Additional high-grade gold mineralization extended beyond Mineral Reserves and Resources at PDA. This is expected to support further growth in the size of the deposit following a 71% increase in combined Mineral Reserves and Resources in 2022 to total 1.0 million ounces. This growth will be incorporated into a development plan expected to be completed in the fourth quarter of 2023. An expanded drill program is ongoing with the deposit open in multiple directions. All reported composite widths are estimated true width of the mineralized zones. New highlights include:

•41.46 g/t Au (18.87 g/t cut) over 7.05 m (23MUL122);
•18.32 g/t Au (15.13 g/t cut) over 9.50 m (23MUL120);
•13.62 g/t Au (13.62 g/t cut) over 9.45 m (23MUL120);
•85.80 g/t Au (40.00 g/t cut) over 1.20 m (23MUL165);
•5.58 g/t Au (5.58 g/t cut) over 17.60 m (23MUL165); and
•10.42 g/t Au (10.42 g/t cut) over 6.00 m (23MUL139).
Capulin Target
•Step-out drilling continues to intersect wide, significant intervals of oxide and sulphide gold mineralization within a breccia adjacent to the Capulin Fault. This includes the best hole drilled to date at Capulin (23REF022), a 25 metre (“m”) step out from the previously reported initial hole drilled in this area 23REF012 (2.01 g/t Au over 82.45 m core length, including 4.81 g/t Au over 16.40 m and 5.38 g/t Au over 12.35m). Drilling continues to test the geometry of the breccia unit and the extent of the gold mineralization, as well as targets across the broader Capulin area. New highlights include:
•2.73 g/t Au over 120.85 m core length, including 9.31 g/t Au over 29.05 m (23REF022).
Note: Drillhole composite gold grades reported as “cut” at PDA may include higher grade samples which have been cut to 40 g/t Au. Drillhole composite gold grades reported at Capulin as uncut.

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“Step-out drilling at PDA continues to yield high-grade results which we expect will drive a further increase in Mineral Reserves and Resources. Given our exploration success and with the deposit open in multiple directions, we have expanded the exploration budget for the second time this year to allow for an aggressive ongoing drill program. Drilling completed to date will be incorporated into a development plan for PDA which is expected to be finalized in the fourth quarter. We expect this will outline a significant mine life extension at Mulatos with another attractive, high-return project,” said John A. McCluskey, President and Chief Executive Officer.
“Our regional program also continues to highlight the long-term potential in the Mulatos District. Following up on our initial success at Capulin earlier this year, step-out drilling has confirmed the significant potential in the area, returning the best hole to date. Mulatos has a long history of Mineral Reserve replacement through the discovery of a number of high-return deposits within the District. With our ongoing exploration success at PDA, and regional targets like Capulin, we see excellent potential for that track record to continue,” Mr. McCluskey added.
New highlight intercepts can be found in Tables 1 and 2, and in Figures 3 through 5 at the end of this news release.
2023 Exploration Budget – Mulatos
Reflecting ongoing exploration success, the 2023 exploration budget at Mulatos has been increased for a second time this year to $24.5 million. This is up from the initial 2023 budget of $17 million and more than triple the $7 million budget in 2022.
This includes 50,000 m of surface exploration drilling at PDA, up from the expanded 35,000 m program announced in May, and initial budget of 16,000 m reflecting ongoing success in 2023.
Additionally, the regional exploration budget has doubled from 2022 to 34,000 m with the focus on several high priority targets including Refugio, Halcon West, Carricito, Bajios, and Cerro Pelon West.
Puerto Del Aire
PDA is a higher-grade underground deposit located adjacent to the main Mulatos pit and is comprised of multiple mineralized zones including PDA, Gap, Victor, and Estrella (Figure 2). Ongoing exploration success has driven substantial growth in the deposit over the past two years. This included a 70% increase in Mineral Reserves to 728,000 ounces at the end of 2022 with grades increasing 4% to 4.84 g/t Au. Mineral Reserves and Resources at PDA now total 1.0 million ounces across all categories, up 71% from the end of 2021. Over the past two years, discovery costs at PDA have averaged $10 per ounce.
The initial focus of the surface exploration program in 2023 has been the main PDA zone where drilling continues to extend high-grade mineralization beyond Mineral Reserves and Resources. Given ongoing exploration success and with the deposit open in multiple directions, there is excellent potential for further growth in Mineral Reserves and Resources. As of September 1, 2023, 35,348 m of drilling has been completed in 114 holes at PDA.
Six surface drill rigs are currently in operation with the expanded 50,000 m program expected to be completed late in the fourth quarter of 2023. All drilling completed as of July 31, 2023, including new results in this press release, will be incorporated into a development plan for PDA. This is expected to be completed in the fourth quarter of 2023 and outline a significant mine life extension at Mulatos. Drilling completed through the rest of this year will be incorporated into subsequent updates.
PDA is expected to be mined from underground and accessed from a ramp and development drifts off the main Mulatos pit. This will significantly reduce the development needed to access the deposit. The Company is evaluating an expansion of the existing mill at Mulatos to process ore from PDA, or the construction of a new mill that would utilize the existing mill and crushing infrastructure. The existing mill was previously used to process underground ore from San Carlos.

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Regional Exploration Update
As of September 1, 2023, 22,356 m of regional surface exploration drilling has been completed at several targets in the Capulin, Halcon West, Cerro Pelon West and Carricito areas. The Capulin target continues to be a high-priority exploration target. Based on success to date, two additional rigs have been allocated to Capulin bringing the total to three drills focused in the area. Capulin is located approximately four kilometres east of the Mulatos open pit, and two kilometres east of the former San Carlos open pit, in an area that had seen limited historical exploration
As released on May 15, 2023, drill hole 23REF012 intersected a significant interval of oxide and sulphide gold mineralization, 2.01 g/t Au over 82.45 m core length including 4.81 g/t Au over 16.40 m and 5.38 g/t Au over 12.35 m in a breccia unit adjacent to the Capulin Fault Zone. This hole was a 75 m step-out to the northwest from drillhole 17REF015, which was drilled in 2017 and intersected 1.00 g/t Au over 13.80 m. The recognition of the mineralized breccia in 23REF012 and recent mapping has triggered a re-interpretation of the geology in this area east of the past producing San Carlos Mine.
Drillhole 23REF022 was completed as a 25 m step-out to the west of 23REF012, and intersected 2.73 g/t Au over 120.85 m core length, including 9.31 g/t Au over 29.05 m in a wider and higher-grade zone of oxide and sulphide gold mineralization in the breccia. In addition, drill hole 23REF021 was completed as another 25 m step-out to the east and interested 3.65 g/t Au over 6.00 m in the breccia. Hole 23REF020 was drilled approximately 500 m to the east and intersected 0.99 g/t Au over 8.80 m in the breccia unit
Two drills are currently focused on 25 m and 50 m step-out drilling around holes 23REF012 and 23REF022 to test the geometry and extent of the gold mineralization, and the breccia unit. The third drill continues to test targets in the broader Capulin target area, where gold mineralization identified in grab samples was collected over a two kilometre strike length along the Capulin Fault Zone.
Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Exploration programs at Mulatos are directed and supervised by Michele Cote, P.Geo., Alamos Gold’s Chief Exploration Geologist, Corporate. Michele Cote is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Quality Assurance and Quality Control
Alamos Gold maintains an internal Quality Assurance / Quality Control (QA/QC) program at Mulatos to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.
Access to the Mulatos Property is controlled by security personnel. The drill core is logged and sampled at the core logging facility within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, based on lithology and alteration, standards and blanks are entered into the database. The core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a micropore sample bag and sealed with a cable tie in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. The samples are placed in large heavy-duty nylon reinforced micropore bags, which are identified and sealed before being dispatched. The core samples are picked up at the mine site and delivered to Bureau Veritas Commodities Canada Ltd. laboratory in Hermosillo, Mexico.
Gold is analyzed by 30 grams Lead Collection Fire Assay Fusion (FA) that ends with an Atomic Absorption Spectroscopy finish (AAS). Samples greater than 5.0 g/t Au are re-analyzed starting again with a FA process but ending with a gravimetric finish (GRAV). Bureau Veritas is an ISO/IEC 17025 accredited laboratory and has internal quality control (“QC”) programs that include insertion of reagent blanks,

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reference materials, and pulp duplicates that are in line with normal requirements, as well as participating in yearly proficiency tests to evaluate lab performance.
The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “continue”, "expect", "plan", "estimate", “target”, “budget”, “prospective” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this news release include, without limitation, statements with respect to planned exploration programs and focuses, potential drilling targets, results and related expectations, costs and expenditures, project economics, gold grades, mineralization, expected growth of PDA deposit, expected timing of completion of the PDA development plan, expected method of mining the PDA deposit and the intended method of processing ore from the PDA deposit, mine life and expected mine life extension at Mulatos, returns to stakeholders and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
These factors and assumptions include, but are not limited to: the actual results of current exploration activities; conclusions of economic and geological evaluations; changes in project parameters as plans continue to be refined; any ongoing or new impacts of the COVID-19 pandemic (or any other new epidemic or pandemic) on operations and the broader market, including the nature and duration of any ongoing or new regulatory responses; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Mexico; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver

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gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine and/or development plans; changes that may be required to the intended method of accessing and mining the deposit at Puerto Del Aire and changes related to the intended method of processing any ore from the deposit at Puerto Del Aire; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Note to U.S. Investors – Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

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Table 1: Puerto Del Aire – Select Composite Intervals from new Surface Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values 40 g/t Au.

Hole ID	Zone	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
23MUL120	PDA2	200.1	203.1	3.00	3.00	6.40		200.2
23MUL120	PDA2	214.6	224.1	9.50	9.50	18.32	15.13	217.8
23MUL120	PDA2	231.5	240.95	9.45	9.45	13.62		234.6
23MUL120	PDA2	248.45	249.95	1.50	1.50	4.10		247.5
23MUL120	PDA2	257.1	258.6	1.50	1.50	11.60		256.1
23MUL122	PDA2	241.1	248.15	7.05	7.05	41.46	18.87	255.1
23MUL123	PDA2	218.7	220.2	1.50	1.50	4.50		218.3
23MUL123	PDA2	253.25	254.7	1.45	1.45	5.60		252.7
23MUL125	PDA2	286.1	289.1	3.00	3.00	3.03		279.0
23MUL128	PDA2	228.6	231.6	3.00	3.00	3.54		224.8
23MUL128	PDA2	281.6	290.6	9.00	9.00	4.75		279.4
23MUL130	PDA2	270	271.85	1.85	1.85	3.12		263.6
23MUL131	PDA2	242.6	244.1	1.50	1.50	7.41		235.9
23MUL131	PDA2	253.1	256.4	3.30	3.30	6.61		246.9
23MUL133	PDA2	234.2	235.7	1.50	1.50	6.60		232.6
23MUL133	PDA2	296	303.3	7.30	7.30	5.49		296.7
23MUL139	PDA2	267.1	273.1	6.00	6.00	10.42		267.9
23MUL139	PDA2	298.1	299.6	1.50	1.50	4.21		296.3
23MUL139	PDA2	363.85	367.9	4.05	4.05	3.23		362.7
23MUL140	PDA2	254.7	256.2	1.50	1.50	6.20		254.1
23MUL141	PDA1	176.9	178.5	1.60	1.60	6.90		174.8
23MUL142	PDA2	253.65	254.8	1.15	1.15	4.98		235.5
23MUL142	PDA2	327.5	333.35	5.85	5.85	7.27		307.1
23MUL144	PDA2	185.1	189	3.90	3.90	7.70		185.1
23MUL144	PDA2	199.65	201.35	1.70	1.70	3.64		198.4
23MUL146	PDA2	267.1	268.6	1.50	1.50	4.03		258.0
23MUL146	PDA2	288.2	291.15	2.95	2.95	3.22		279.0
23MUL147	PDA1	225.65	227.15	1.50	1.50	3.76		226.0
23MUL150	PDA1	218	219.45	1.45	1.45	3.31		218.1
23MUL156	PDA1	178.8	180.1	1.30	1.30	6.40		176.4
23MUL156	PDA1	205.15	211.65	6.50	6.50	3.59		204.9
23MUL156	PDA1	222.55	223.55	1.00	1.00	3.47		219.3
23MUL157	PDA1	174.25	182.55	8.30	8.30	3.71		178.1
23MUL157	PDA1	187.95	190.95	3.00	3.00	3.03		189.1
23MUL163	PDA1	191.35	194.35	3.00	3.00	3.19		183.7
23MUL164	PDA1	111.9	114	2.10	2.10	3.13		105.1
23MUL165	PDA2	181.4	199	17.60	17.60	5.58		178.8
23MUL165	PDA2	227	228.2	1.20	1.20	85.80	40.00	222.5
23MUL165	PDA2	240.6	242	1.40	1.40	3.05		235.9
23MUL165	PDA2	251.5	266.6	15.10	15.10	3.86		253.3
23MUL165	PDA2	272	273	1.00	1.00	8.30		266.4

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Hole ID	Zone	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
23MUL171	PDA2	296.85	298.75	1.90	1.90	6.80		285.4
23MUL173	PDA2	204	206.85	2.85	2.85	4.49		202.7
23MUL174	PDA2	188.85	189.7	0.85	0.85	21.30		185.9
23MUL174	PDA2	211.5	213	1.50	1.50	22.70		208.4
23MUL178	PDA2	218.1	221.5	3.40	3.40	5.56		212.9
23MUL179	PDA2	295.65	305.1	9.45	9.45	3.84		294.1
23MUL185	PDA2	250.55	252.45	1.90	1.90	3.08		250.8
23MUL191	PDA2	366	377.5	11.50	11.50	3.21		371.4
23MUL193	PDA2	352.7	371.4	18.70	18.70	3.30		359.1

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Table 2: Capulin Target – Select Composite Intervals from new Surface Exploration Drilling

Composite intervals greater than 0.5 g/t Au weighted average.

Hole ID		From (m)	To (m)	Au (g/t)	Core Length (m)	Vertical Depth (m)
23REF020		14.8	19.8	1.35	5.00	15.0
23REF020		49.95	58.75	0.99	8.80	47.1
23REF020		193.25	195.65	0.57	2.40	168.3
23REF020		291.5	304.85	1.06	13.35	255.0
23REF021		110.05	116.05	3.65	6.00	109.5
23REF021		158.55	160	2.42	1.45	155.1
23REF022		95.8	216.65	2.73	120.85
23REF022	including	120.2	149.25	9.31	29.05	131.0
23REF022	including	157.5	171	1.99	13.50	159.7
23REF022	including	177	188.7	0.95	11.70	177.7
23REF023		172.25	175.25	0.70	3.00	158.4
23REF024		292.8	298.2	0.85	5.40	275.3
23REF025		177.9	183.55	0.50	5.65	173.1
23REF028		196.65	199.75	1.36	5.45	193.4
23REF028		208.35	224.75	0.72	16.40	211.7

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Table 3: Surface drill holes; azimuth, dip, drilled length, and collar location at surface
(UTM Zone 12 NAD27)

Hole ID	Azimuth	Dip	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
23MUL110	238	-30	393.0	722865.5	3172320.4	987.8
23MUL120	80	-83	290.1	721719.3	3171738.8	1296.5
23MUL121	230	-68	219.0	722866.6	3172321.0	988.0
23MUL122	335	-86	301.1	721835.9	3171698.5	1285.6
23MUL123	285	-85	301.2	721732.7	3171824.6	1336.0
23MUL124	0	-89	210.0	721681.8	3171659.1	1253.1
23MUL125	328	-76	323.3	721956.1	3171787.9	1268.6
23MUL126	110	-75	294.0	721561.2	3171748.6	1314.2
23MUL127	236	-80	287.2	721838.6	3171698.6	1285.5
23MUL128	65	-77	318.7	721719.0	3171739.2	1296.5
23MUL129	24	-89	362.9	721775.3	3171852.1	1338.1
23MUL130	244	-76	400.5	722139.6	3172046.7	1161.5
23MUL131	140	-76	310.1	721836.9	3171698.3	1285.5
23MUL132	160	-67	289.5	721747.0	3171694.0	1283.0
23MUL133	254	-83	325.1	721958.1	3171788.1	1268.5
23MUL134	197	-71	309.9	721944.2	3171725.7	1274.9
23MUL135	32	-76	350.3	721717.7	3171739.2	1296.4
23MUL136	111	-80	411.0	722142.3	3172045.9	1161.8
23MUL137	228	-84	22.1	721813.9	3171840.8	1334.4
23MUL138	148	-72	280.5	721747.0	3171694.0	1283.0
23MUL139	228	-84	395.6	721814.3	3171841.0	1334.4
23MUL140	214	-84	352.2	721957.1	3171788.4	1268.5
23MUL141	115	-78	221.4	721315.8	3171511.3	1325.8
23MUL142	68	-35	399.7	721718.0	3171739.5	1296.6
23MUL143	49	-85	264.8	721309.1	3171633.3	1327.7
23MUL144	183	-81	270.0	721747.0	3171694.0	1283.0
23MUL145	220	-84	345.0	722139.7	3172045.2	1161.6
23MUL146	182	-74	331.1	721828.7	3171817.5	1322.3
23MUL147	310	-86	272.5	721515.7	3171628.6	1285.3
23MUL148	340	-75	365.6	722266.8	3171904.0	1153.3
23MUL149	250	-85	261.0	721557.5	3171747.3	1314.3
23MUL150	215	-85	260.7	721438.1	3171582.5	1297.4
23MUL151	339	-74	201.0	721303.0	3171423.8	1285.1
23MUL152	8	-71	201.0	721304.3	3171424.2	1285.2
23MUL153	215	-73	296.4	721749.0	3171699.0	1283.0
23MUL154	0	-78	391.2	722532.0	3171830.3	1172.4
23MUL155	190	-79	478.9	722587.2	3171611.3	1073.1
23MUL156	342	-85	251.7	721406.4	3171581.0	1297.2
23MUL157	13	-48	261.0	721277.4	3171514.0	1319.6
23MUL158	290	-86	162.0	721333.9	3171437.3	1283.3

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth	Dip	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
23MUL159	149	-69	320.6	721840.9	3171699.1	1285.5
23MUL160	42	-75	165.0	721334.9	3171437.0	1283.2
23MUL161	225	-82	260.5	721749.0	3171699.0	1285.0
23MUL162	42	-77	419.6	722531.5	3171830.3	1172.4
23MUL165	237	-73	311.5	721747.0	3171694.0	1283.0
23MUL166	185	-68	506.3	722862.9	3171987.1	1152.3
23MUL167	305	-78	252.0	721304.3	3171575.3	1334.2
23MUL168	180	-84	290.5	721839.2	3171697.1	1285.4
23MUL169	260	-70	354.0	722139.4	3172045.2	1161.7
23MUL170	196	-68	231.0	721304.2	3171574.9	1334.2
23MUL171	232	-62	320.6	721943.0	3171725.0	1275.0
23MUL172	246	-64	521.6	722777.9	3171909.8	1208.8
23MUL173	175	-75	275.5	721747.0	3171694.0	1283.0
23MUL174	100	-85	294.0	721515.0	3171628.5	1285.3
23MUL163	280	-81	226.5	721277.4	3171513.7	1319.6
23MUL164	213	-79	183.0	721183.7	3171608.5	1305.1
23MUL175	252	-86	347.5	721694.1	3171849.7	1339.2
23MUL176	56	-85	349.5	721972.6	3171937.3	1256.1
23MUL177	187	-66	311.4	721943.7	3171723.9	1275.2
23MUL178	149	-76	252.0	721601.0	3171660.0	1262.0
23MUL179	243	-78	332.1	721694.1	3171850.0	1339.3
23MUL180	270	-85	403.0	721797.0	3171887.8	1359.4
23MUL181	88	-74	261.0	721606.2	3171662.1	1262.5
23MUL182	0	-90	120.0	721160.6	3171387.3	1239.4
23MUL183	87	-80	389.6	722049.9	3171846.5	1233.6
23MUL184	173	-73	383.5	722459.3	3172032.7	1171.3
23MUL185	81	-85	342.0	722016.4	3171795.0	1238.5
23MUL186	187	-78	358.5	722141.0	3172045.7	1161.6
23MUL187	235	-83	380.6	722266.8	3171904.1	1153.3
23MUL188	160	-73	374.6	722350.7	3172016.7	1136.1
23MUL189	355	-78	258.0	721680.6	3171663.5	1254.1
23MUL190	90	-84	401.6	722269.7	3171904.1	1153.3
23MUL191	65	-87	424.0	721796.3	3171887.9	1359.5
23MUL192	208	-82	383.7	722102.9	3171975.0	1199.4
23MUL193	124	-83	402.0	721919.7	3171974.8	1256.5
23MUL194	0	-90	237.0	721605.9	3171662.4	1262.5
23MUL195	223	-75	371.6	722351.1	3172014.6	1136.0
23MUL196	118	-78	229.5	721606.2	3171662.3	1262.5
23MUL197	170	-72	262.0	721745.9	3171698.9	1283.3
23REF013	48	-60	276.0	724424.1	3173007.1	1177.0
23REF014	100	-67	309.0	723736.9	3173024.0	1191.1
23REF015	120	-50	360.0	724032.9	3173563.6	1192.0

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth	Dip	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
23REF016	210	-55	388.5	724030.1	3173564.4	1191.9
23REF017	235	-55	378.0	724708.2	3173388.3	1196.0
23REF018	235	-50	300.0	724610.3	3173205.5	1140.4
23REF019	225	-55	441.0	724945.1	3173777.7	1311.4
23REF020	225	-60	360.0	725134.4	3172631.0	1227.7
23REF021	50	-77	262.5	724640.4	3172684.1	1214.3
23REF022	50	-77	288.0	724603.0	3172651.5	1217.5
23REF023	50	-65	298.5	724587.4	3172750.3	1210.4
23REF024	230	-70	405.0	725176.6	3172668.0	1209.3
23REF025	40	-70	300.0	724841.0	3172533.0	1157.2
23REF026	55	-75	310.5	725207.3	3172346.3	1249.2
23REF027	230	-75	324.0	725031.8	3172740.2	1155.6
23REF028	50	-77	274.5	724739.6	3172556.9	1211.9
23REF030	23	-67	528.0	725221.7	3172456.3	1307.5
23REF032	40	-70	432.0	725408.9	3172174.3	1295.1

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Puerto Del Aire and Capulin Target Location Map, Mulatos District

12 | ALAMOS GOLD INC.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Puerto Del Aire Sulphide Gold Mineralization Wireframes

13 | ALAMOS GOLD INC.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 3: Puerto Del Aire New Drilling Results, Plan View

14 | ALAMOS GOLD INC.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 4: Puerto Del Aire, Cross Section Through Long-Axis of Mineralization with New Drilling Results

15 | ALAMOS GOLD INC.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 5: Capulin Target New Drilling Results, Plan View and Cross Section through Long-Axis of Mineralization

16 | ALAMOS GOLD INC.